

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 10, 2006

Sent By Facsimile to 604-684-6678 and US Mail
Mr. Nicholas Ferris
J Pacific Gold Inc
1166 Alberni Street, Suite 14400
Vancouver, BC V6E 3Z3
Canada

      Re: **J Pacific Gold Inc**
               Form 20-F/A for the year ended December 31, 2004
               Filed January 24, 2006
               File number: 0-50238

Dear Mr. Ferris:

       We have reviewed your amendment and response to our comments dated December 19, 2005, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 20-F

Engineering Comments

1.   We re-issue our prior comment one. To clarify this request, within the filing briefly describe the assets of each property. In particular you are asked to provide details as to modernization and physical condition of the mine, plant or processing facility, and major related equipment (tailings, housing, warehouse, power, water), including any subsurface improvements. Provide a brief description of this major equipment and all the supporting infrastructure. This also includes the source of power and water that can be utilized at the property. If this equipment has been sold, removed from the property, or is non-existent, reclaimed, or abandoned, make a statement to that effect. State whether the underground shafts, drifts, and stopes have been sealed or have limited access. Properties listed in this filing which may need additional clarification include the Blackdome property (this property is currently stated to be a care and maintenance operation), Blackdome South, Elizabeth, Truax, Montgolfier, Zenda, RC Project, HC Project Golden Trend Project, and Callaghan Project.

Item 15 – Controls and Procedures

2.   We reiterate our prior comment four where we asked you to revise your disclosure to indicate that the company's management evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report. Please note that the revised Exchange Act Rule 13a-15 was effective at the time you filed your Form 20-F. It requires evaluations to be made "as of the end of the period covered by the report" replacing the previous requirement that evaluations be made "within 90 days…"

Financial Statements

3.   In connection with the financial statements for fiscal 2002 added in response to our prior comment seven, please revise the auditor's report to cover those financial statements. The auditor's report should also cover cumulative disclosures required by SFAS 7.

4.   To the extent that the company has not commenced revenue generating activities, please tell us why the reporting guidelines of SFAS 7 are not applicable to the company or revise to comply with paragraphs 10-12 of SFAS 7 noting that mining companies are considered to be in the Exploration Stage under Industry Guide 7.

5.   With regard to your response to prior comment eight, we note that by the terms of the flow-through share issuance, investors have the expectation that the company will renounce an amount equal to the flow through share proceeds in the current taxation year, or the two taxation years proceeding the year in which the flow through shares were originally bought which exposes the company to litigation if the funds are not used as provided. Accordingly, it appears that unused funds ought to be classified as appropriated funds under CICA Section 3000, a similar presentation is allowed under US GAAP. If you do not agree, please provide us with an analysis of your historical experience raising cash by issuing flow-through shares and the periods over which the expenditures were renounced. Tell us how any under-utilization of cash proceeds has been resolved.

6.   With regard to your response to prior comment nine, we note your disclosure that the company uses stock to compensate contractors and company personnel. Please report the value of the shares issued to these individuals and entities based on how cash payments would be classified. Accordingly, contractors who provide exploration or mine maintenance services should have the value of their shares classified in those line items while the value of shares issued to corporate executives should be reported as general and administrative expense. We note that the cash flows statement highlights the amount of non-cash compensation paid through the adjustment to net loss in the operating activities section. See SAB Topic 14-F.

7. With regard to you response to prior comment 10, we have noted agreements where the option requires periodic fees to maintain the option where the bulk of the acquisition price is payable upon exercise of the option. We consider these fees to be "option maintenance costs" to be expensed as incurred. Option agreements that require a series of payments where the company acquires an interest upon the final payment may be characterized as "serial acquisition costs" based on the rights of the company during the intermittent period. Please tell us about the company's rights to access and assess the property's potential before the final payment has been made.

8. We note your response to prior comment 11 and refer you to paragraph 25 and Appendix D of SFAS 143. In this regard, SFAS 143 requires you to calculate the liability from the date of acquisition; however, rather than restating all prior periods, as allowed by CICA Section 3110.26, paragraph 26 of SFAS 143 requires that the expense associated with periods prior to adoption be shown as a cumulative-effect adjustment in the year of adoption. We are not aware of any basis for having different assumptions or estimates under the two standards and welcome your thorough analysis of the standards citing specific examples if you continue to make that assertion. Accordingly, please revise your US GAAP financial statements to reflect a 20 year accretion beginning with the date of acquisition consistent with your calculations under Canadian GAAP.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief